United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Shenandoah Telecommunications Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82312B106

(CUSIP Number)

Christopher M. Leininger, Esq.

c/o ECP

40 Beechwood Road

Summit, NJ 07901

(973) 671-6100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82312B106	13D	Page 1 of 18 Pages

1	Names of Reporting Persons ECP ControlCo, LLC

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) OO

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,815,571
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,815,571

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,815,571
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 82312B106	13D	Page 2 of 18 Pages

1	Names of Reporting Persons Energy Capital Partners IV, LLC

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,815,571
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,815,571

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,815,571
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 82312B106	13D	Page 3 of 18 Pages

1	Names of Reporting Persons Energy Capital Partners GP IV, LP
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,815,571
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,815,571

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,815,571
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.0%
14	Type of Reporting Person PN

CUSIP No. 82312B106	13D	Page 4 of 18 Pages

1	Names of Reporting Persons Energy Capital Partners IV-A, LP

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,815,571
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,815,571

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,815,571
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.0%
14	Type of Reporting Person PN

CUSIP No. 82312B106	13D	Page 5 of 18 Pages

1	Names of Reporting Persons Energy Capital Partners IV-B, LP

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,815,571
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,815,571

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,815,571
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.0%
14	Type of Reporting Person PN

CUSIP No. 82312B106	13D	Page 6 of 18 Pages

1	Names of Reporting Persons Energy Capital Partners IV-C, LP

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,815,571
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,815,571

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,815,571
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.0%
14	Type of Reporting Person PN

CUSIP No. 82312B106	13D	Page 7 of 18 Pages

1	Names of Reporting Persons Energy Capital Partners IV-D, LP

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,815,571
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,815,571

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,815,571
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.0%
14	Type of Reporting Person PN

CUSIP No. 82312B106	13D	Page 8 of 18 Pages

1	Names of Reporting Persons Energy Capital Partners IV-B (Hill City IP), LP

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,452,384
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,452,384

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,452,384
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.5%
14	Type of Reporting Person PN

CUSIP No. 82312B106	13D	Page 9 of 18 Pages

1	Names of Reporting Persons ECP Fiber Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,363,187
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,363,187

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,363,187
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.8%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 82312B106	13D	Page 10 of 18 Pages

1	Names of Reporting Persons ECP Fiber Holdings, LP

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,363,187
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,363,187

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,363,187
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.8%
14	Type of Reporting Person PN

CUSIP No. 82312B106	13D	Page 11 of 18 Pages

1	Names of Reporting Persons Hill City Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,452,384
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,452,384

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,452,384
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.5%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 82312B106	13D	Page 12 of 18 Pages

1	Names of Reporting Persons Hill City Holdings, LP

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,452,384
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,452,384

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,452,384
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.5%
14	Type of Reporting Person PN

CUSIP No. 82312B106	13D	Page 13 of 18 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on April 8, 2024 (the “Schedule 13D”), relating to the common stock, no par value (the “Common Stock”), of Shenandoah Telecommunications Company (the “Issuer”) whose principal executive office is located at 500 Shentel Way, P.O. Box 459, Edinburg, VA 22824. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On July 15, 2024, the ECP Investor acquired 1,398 shares of Series A Preferred Stock (the “PIK Shares”) as a result of a dividend payment in-kind from Shentel Broadband Holding Inc. on the Series A Preferred Stock. The PIK Shares are exchangeable for 57,065 shares of Common Stock.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Standstill Waiver

On July 30, 2024, ECP Management and the Issuer executed a waiver of certain standstill provisions in the Investment Agreement (the “Standstill Waiver”). Matthew DeNichilo, the current ECP Investor Director, may from time to time be granted equity-based compensation (“Director Equity”) for his service as a director of the Issuer. Mr. DeNichilo has entered into an agreement with Energy Capital Partners Management, LP (“ECP Management”), an affiliate of ECP ControlCo, LLC, pursuant to which any Director Equity issued to him will be (i) held on behalf of ECP Management by Mr. DeNichilo, (ii) transferred to ECP Management, (or an affiliate of ECP Management) or (iii) sold by Mr. DeNichilo, in each case, as directed by ECP Management and subject to the same terms, conditions and restrictions applicable to Mr. DeNichilo (such agreement, the “Director Agreement”).

The Standstill Waiver waives, to the extent any Director Equity is issued to Mr. DeNichilo, the acquisition of beneficial ownership by the ECP Investor of such Director Equity pursuant to the Director Agreement; provided that such acquisition of beneficial ownership by the ECP Investor would not reasonably be likely to result in the Issuer, Shentel Broadband Holding, Inc., or any Subsidiary of Shentel Broadband Holding, Inc., taken as a whole, incurring any material increased costs, expenses or obligations under any federal or state law governing the United States telecommunications sector, including without limitation, with respect to foreign ownership.

The forgoing description of the Standstill Waiver does not purport to be complete and is qualified by reference to the full text of the Standstill Waiver, which is filed as an exhibit to this Schedule 13D, and incorporated herein by reference.

CUSIP No. 82312B106	13D	Page 14 of 18 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on (i) 57,910,280 shares of Common Stock outstanding, which includes, (a) 54,547,093 shares of Common Stock outstanding as of April 26, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on May 3, 2024, and (b) 3,363,187 shares of Common Stock issuable upon exchange of 82,398 shares of Series A Preferred Stock held of record by the ECP Investor; and (ii) solely with respect to Hill City IP, Hill City Holdings GP, LLC and Hill City, 54,547,093 shares of Common Stock outstanding as of April 26, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on May 3, 2024.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
ECP ControlCo, LLC	5,815,571	10.0%	0	5,815,571	0	5,815,571
Energy Capital Partners IV, LLC	5,815,571	10.0%	0	5,815,571	0	5,815,571
Energy Capital Partners GP IV, LP	5,815,571	10.0%	0	5,815,571	0	5,815,571
Energy Capital Partners IV-A, LP	5,815,571	10.0%	0	5,815,571	0	5,815,571
Energy Capital Partners IV-B, LP	5,815,571	10.0%	0	5,815,571	0	5,815,571
Energy Capital Partners IV-C, LP	5,815,571	10.0%	0	5,815,571	0	5,815,571
Energy Capital Partners IV-D, LP	5,815,571	10.0%	0	5,815,571	0	5,815,571
Energy Capital Partners IV-B (Hill City IP), LP	2,452,384	4.5%	0	2,452,384	0	2,452,384
ECP Fiber Holdings GP, LLC	3,363,187	5.8%	0	3,363,187	0	3,363,187
ECP Fiber Holdings, LP	3,363,187	5.8%	0	3,363,187	0	3,363,187
Hill City Holdings GP, LLC	2,452,384	4.5%	0	2,452,384	0	2,452,384
Hill City Holdings, LP	2,452,384	4.5%	0	2,452,384	0	2,452,384

The securities reported herein include (i) 3,363,187 shares of Common Stock issuable upon exchange of 82,398 shares of Series A Preferred Stock held of record by the ECP Investor and (ii) 2,452,384 shares of Common Stock held of record by Hill City. The amounts reported in the table above do not include any Director Equity granted to Mr. DeNichilo, as such securities will not vest within 60 days of the date of this filing.

CUSIP No. 82312B106	13D	Page 15 of 18 Pages

ECP ControlCo, LLC is the managing member of Energy Capital Partners IV, LLC, which is the general partner of Energy Capital Partners GP IV, LP, which is the general partner of each of (i) Energy Capital Partners IV-A, LP, (ii) Energy Capital Partners IV-B, LP, (iii) Energy Capital Partners IV-C, LP, and (iv) Energy Capital Partners IV-D, LP (the “Funds”). Energy Capital Partners GP IV, LP is also the general partner of Hill City IP. The Funds are the members of ECP Fiber Holdings GP, LLC, which is the general partner of the ECP Investor. Each of (i) Energy Capital Partners IV-A, LP, (ii) Hill City IP, (iii) Energy Capital Partners IV-C, LP, and (iv) Energy Capital Partners IV-D, LP are the members of Hill City Holdings GP, LLC, which is the general partner of Hill City.

The managing members of ECP ControlCo, LLC are Douglas Kimmelman, Andrew Singer, Peter Labbat, Tyler Reeder and Rahman D’Argenio all of whom collectively share the power to vote and dispose of the securities beneficially owned by ECP ControlCo, LLC. As a result of these relationships, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the securities held of record by Hill City and the ECP Investor. Each such individual disclaims beneficial ownership of such securities.

(c)	Except as disclosed in Item 3 and Item 4 herein, the Reporting Persons have not effected any transactions in the Issuer’s Common Stock in the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Standstill Waiver and is incorporated herein by reference. The Standstill Waiver is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description
4	Standstill Waiver, dated July 30, 2024.

CUSIP No. 82312B106	13D	Page 16 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: August 1, 2024.

ECP ControlCo, LLC

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners IV, LLC
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners GP IV, LP
By:	Energy Capital Partners IV, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners IV-A, LP
By:	Energy Capital Partners GP IV, LP, its general partner
By:	Energy Capital Partners IV, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

CUSIP No. 82312B106	13D	Page 17 of 18 Pages

Energy Capital Partners IV-B, LP
By:	Energy Capital Partners GP IV, LP, its general partner
By:	Energy Capital Partners IV, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners IV-C, LP
By:	Energy Capital Partners GP IV, LP, its general partner
By:	Energy Capital Partners IV, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners IV-D, LP
By:	Energy Capital Partners GP IV, LP, its general partner
By:	Energy Capital Partners IV, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners IV-B (Hill City IP), LP
By:	Energy Capital Partners IV-B, LP, its general partner
By:	Energy Capital Partners GP IV, LP, its general partner
By:	Energy Capital Partners IV, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

CUSIP No. 82312B106	13D	Page 18 of 18 Pages

ECP Fiber Holdings GP, LLC

By:	/s/ Matthew DeNichilo
Name:	Matthew DeNichilo
Title:	Chief Executive Officer

ECP FIBER HOLDINGS, LP
By:	ECP Fiber Holdings GP, LLC, its general partner

By:	/s/ Matthew DeNichilo
Name:	Matthew DeNichilo
Title:	Chief Executive Officer

Hill City Holdings GP, LLC

By:	/s/ Jennifer Gray
Name:	Jennifer Gray
Title:	Executive Vice President and Secretary

Hill City Holdings, LP
By:	Hill City Holdings GP, LLC, its general partner

By:	/s/ Jennifer Gray
Name:	Jennifer Gray
Title:	Executive Vice President and Secretary